February 26, 2019

Kay C. Neely
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609

       Re: Carter Validus Mission Critical REIT II, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 21, 2018
           File No. 000-55435

Dear Ms. Neely:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities